Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Standard Microsystems Corporation
Commission File No.: 0-7422

Subject Company: Conexant Systems, Inc.
Commission File No.: 000-24923

SMSC DECLINES TO INCREASE PRICE FOR CONEXANT

Hauppauge, New York – February 23, 2011 – SMSC (NASDAQ: SMSC) announced today that it does not plan to increase its offer for Conexant Systems Inc. (NASDAQ: CNXT) above $2.25 per share in response to a proposal from Golden Gate Capital.  SMSC also announced that it has agreed to waive the “match period” under the merger agreement.

On February 21, 2011, the board of directors of Conexant informed SMSC that it had determined that a proposal from Golden Gate Capital to acquire Conexant constituted a “superior proposal” as such term is defined in the existing merger agreement. If Conexant terminates the merger agreement to accept the proposal from Golden Gate Capital, SMSC will be entitled to a termination fee of $7.7 million.

“While we believed that SMSC's acquisition of Conexant would have provided for a highly complementary combination of our businesses, we have elected not to pursue the merger at a higher premium as we believe that our offer for the Conexant business was fully valued,” said Christine King, President & Chief Executive Officer of SMSC.  “SMSC’s organic business remains healthy and our long-term growth objectives are intact.  We are excited about our design win activity and product roadmaps and are confident in our ability to drive profitable future revenue growth as a standalone business.  Going forward, we remain focused on leveraging our close customer relationships and intellectual property to promote our customers’ success and, ultimately, to deliver value to our shareholders.”

About SMSC
SMSC is a leading developer of Smart Mixed-Signal Connectivity™ solutions.  SMSC employs a unique systems level approach that incorporates a broad set of technologies and intellectual property to deliver differentiating products to its customers.  The company is focused on delivering connectivity solutions that enable the proliferation of data in personal computers, automobiles, portable consumer devices and other applications.  SMSC’s feature-rich products drive a number of industry standards and include USB, MOST® automotive networking, embedded system control and analog solutions, including thermal management and RightTouch™ capacitive sensing.  SMSC is headquartered in New York and has offices and research facilities in North America, Asia, Europe and India.  Additional information is available at www.smsc.com.

Additional Information About This Transaction
Unless the merger agreement is terminated, SMSC will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction that will include a proxy statement of Conexant and a prospectus of SMSC.  The definitive proxy statement/prospectus will be mailed to stockholders of Conexant.  Conexant and SMSC urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information about the proposed transaction.  You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by SMSC and Conexant with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and other documents filed by SMSC or Conexant with  the SEC relating to the proposed transaction may also be obtained for free by accessing SMSC’s website at www.smsc.com by clicking on the link for “Investor Relations”, then clicking on the link for “SEC Filings” or by accessing Conexant’s website at www.conexant.com and clicking on the “Investors” link and then clicking on the link for “Financial Information” and then clicking on the link for “SEC Filings”.

Participants in This Transaction
SMSC, Conexant and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Conexant stockholders in connection with the proposed transaction with SMSC.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Conexant stockholders in connection with the proposed transaction, including the interests of such participants in the proposed transaction, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about SMSC’s executive officers and directors in SMSC’s definitive proxy statement filed with the SEC on June 14, 2010.  You can find information about Conexant’s executive officers and directors in Conexant’s definitive proxy statement filed with the SEC on December 10, 2010.  You can obtain free copies of these documents from SMSC or Conexant, respectively, using the contact information above.

Forward Looking Statements
Except for historical information contained herein, the matters discussed in this announcement are forward-looking statements about expected future events and financial and operating results that involve risks and uncertainties. These uncertainties may cause our actual future results to be materially different from those discussed in forward-looking statements. Our risks and uncertainties include actions taken or not taken by competing bidders for Conexant and any response by SMSC or Conexant thereto, including the termination of the merger agreement by Conexant, the failure of Conexant stockholders to approve the transaction; a failure to consummate or delay in consummating the Conexant transaction for other reasons; the timely development and market acceptance of new products; the impact of competitive products and pricing; our ability to procure capacity from our suppliers and the timely performance of their obligations, commodity prices, interest rates and foreign exchange, potential investment losses as a result of liquidity conditions, the effects of changing economic and political conditions in the market domestically and internationally and on our customers; our relationships with and dependence on customers and growth rates in the personal computer, consumer electronics and embedded and automotive markets and within our sales channel; changes in customer order patterns, including order cancellations or reduced bookings; the effects of tariff, import and currency regulation; potential or actual litigation; excess or obsolete inventory and variations in inventory valuation; risks relating to actions taken or not taken by competing bidders for Conexant and any response by SMSC thereto; and disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; among others. In addition, SMSC competes in the semiconductor industry, which has historically been characterized by intense competition, rapid technological change, cyclical market patterns, price erosion and periods of mismatched supply and demand.

Our forward looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. All forward-looking statements speak only as of the date hereof and are based upon the information available to SMSC at this time. Such statements are subject to change, and the Company does not undertake to update such statements, except to the extent required under applicable law and regulation. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in the Company's reports filed with the SEC. Investors are advised to read the Company's Annual Report on Form 10-K and quarterly reports on Form 10-Q filed with the Securities and Exchange Commission, particularly those sections entitled “Other Factors That May Affect Future Operating Results” or “Risk Factors” for a more complete discussion of these and other risks and uncertainties.

Contact
SMSC
Carolynne Borders
Director of Corporate Communications
Phone: 631-435-6626
carolynne.borders@smsc.com